Subsidiaries of the Registrant

The following compose, as of December 31, 1999, the subsidiaries of Bath National Corporation:

Bath National Bank, a New York corporation

Bath United Home, Inc., a New York corporation

BNC Financial Services, Inc., a New York corporation